Exhibit 99.1

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2023 AND DECEMBER 31, 2022

(EXPRESSED IN US DOLLARS)

	June 30, 2023	December 31, 2022
ASSETS	(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$105,994,692	$63,901,329
Restricted cash	643,020	3,417,244
Short-term investments	18,659,413	11,700,400
Accounts receivable, net	28,967,293	18,931,346
Advance to suppliers, net	17,406,052	46,968,549
Receivables from supply chain solutions	38,035,826	43,475,981
Inventories	48,819,585	31,609,877
Prepaid expenses and other current assets	29,629,649	10,890,083
TOTAL CURRENT ASSETS	288,155,530	230,894,809

NON-CURRENT ASSETS:
Property and equipment, net	725,806	719,574
Intangible assets, net	1,302,682	1,795,234
Right-of-use assets, net	2,639,192	3,349,432
Equity investments	355,064	373,292
Investment in limited partnership	-	14,913,539
Goodwill	22,651,104	23,814,005
Deferred tax assets, net	14,852	310,577
Long-term investments	4,137,189	7,249,319
TOTAL NON-CURRENT ASSETS	31,825,889	52,524,972
TOTAL ASSETS	$319,981,419	$283,419,781

LIABILITIES
CURRENT LIABILITIES:
Accounts payable	$37,109,910	$40,925,155
Short-term bank loans	551,625	434,959
Accrued expenses and other current liabilities	10,054,282	6,090,582
Operating lease liabilities - current	897,816	1,008,766
Payables to supply chain solutions	10,815,864	9,122,978
Advances from customer	61,733,220	21,827,387
Taxes payable	3,361,634	2,748,474
Loan from related party	28,965	8,028,965
Due to related parties - current	268,917	282,724
TOTAL CURRENT LIABILITIES	124,822,233	90,469,990

Operating lease liabilities – non-current	1,883,981	2,425,597
Deferred tax liabilities	360,280	727,326
TOTAL LIABILITIES	127,066,494	93,622,913

SHAREHOLDERS’ EQUITY:
Class A common stock, $0.01 par value, 30,000,000 and 30,000,000 shares authorized, 4,006,263 and 4,006,263 shares issued, and 3,940,865 and 3,944,075 shares outstanding as of June 30, 2023 and December 31, 2022, respectively	40,063	40,063
Class B common stock, $0.01 par value, 1,000,000 shares authorized, no shares issued and outstanding as of June 30, 2023 and December 31, 2022	-	-
Treasury shares	(373,358)	(355,844)
Additional paid-in capital	130,503,387	130,503,387
Retained earnings	63,534,936	53,214,304
Statutory reserves	10,166,600	9,167,845
Unearned compensation	-	-
Accumulated other comprehensive (loss) income	(15,115,268)	(6,937,950)
COMMON SHAREHOLDERS’ EQUITY	188,756,360	185,631,805
Non-controlling interests	4,158,565	4,165,063
TOTAL SHAREHOLDERS’ EQUITY	192,914,925	189,796,868
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$319,981,419	$283,419,781

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

(EXPRESSED IN US DOLLARS)

 (Unaudited)

	For the Six Months Ended June 30,
	2023	2022
REVENUES:
Revenues generated from sales:
Supply chain trading business	$66,249,853	$70,727,078
Revenues generated from services:
Small and Medium Enterprise financing solutions	57,956,690	44,822,386
Supply Chain financing solutions	2,737,265	2,498,446
Total revenue generated from services	60,693,955	47,320,832
TOTAL REVENUES	126,943,808	118,047,910

COST OF REVENUE:
Cost of revenue - services	(39,529,203)	(26,451,468)
Cost of revenue - sales	(67,342,086)	(69,854,217)
Business and sales related taxes	(231,103)	(165,506)
GROSS PROFIT	19,841,416	21,576,719

OPERATING EXPENSES:
Selling expenses	2,637,517	261,590
General and administrative expenses	5,489,580	5,177,548
Research and development expenses	351,200	834,195
Bad debt expenses	(235,377)	-
Total operating expenses	8,242,920	6,273,333
INCOME FROM OPERATIONS	11,598,496	15,303,386

OTHER INCOME (EXPENSE):
Interest and investment income	1,498,856	1,249,509
Other income, net	880,144	1,512,562
Total other income (expense), net	2,379,000	2,762,071

INCOME BEFORE PROVISION FOR INCOME TAXES	13,977,496	18,065,457

PROVISION FOR INCOME TAXES	2,610,535	3,414,449
NET INCOME FROM CONTINUING OPERATIONS	11,366,961	14,651,008

DISCONTINUED OPERATIONS:
(Loss) from discontinued operations, net of tax	-	(292,069)
NET (LOSS) FROM DISCONTINUED OPERATIONS, NET OF TAX	-	(292,069)
NET INCOME	11,366,961	14,358,939
Less: net income from continuing operations attributable to non-controlling interest	47,574	330,620
Less: net (loss) from discontinued operations attributable to non-controlling interest	-	(143,114)
NET INCOME ATTRIBUTABLE TO SHAREHOLDERS’	$11,319,387	$14,171,433

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation (loss) income	(8,175,831)	(8,182,987)
COMPREHENSIVE INCOME	3,143,556	5,988,446
Comprehensive (loss) attributable to non-controlling interests	(1,487)	6,658
COMPREHENSIVE INCOME ATTRIBUTABLE TO SHAREHOLDERS’	$3,142,069	$5,995,104
BASIC AND DILUTED EARNINGS (LOSS) PER COMMON SHARE:
Income from continuing operations	$2.87	$3.67
(Loss) from discontinued operations	-	(0.07)
TOTAL EARNINGS (LOSS) PER COMMON SHARE	$2.87	$3.60
Weighted average number of shares outstanding-basic and diluted	3,943,288	3,991,263

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS

FOR THE SIX MOTHS ENDED JUNE 30, 2023 AND 2022

(EXPRESSED IN US DOLLARS)

(Unaudited)

	For the Six Months Ended June 30,
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$11,366,961	$14,358,939
Net (loss) from discontinued operations	-	(292,069)
Net income from continuing operations	11,366,961	14,651,008
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,294,166	639,002
Stock-based compensation	-	125,630
Bad debt expense	(234,120)	-
Loss on disposition of property and equipment	4,178	-
Loss (Income) from investments	(7,296)	218,929
Deferred tax (benefit) expense	(51,609)	(92,798)
Issuance of stock for services	-	185,000
Changes in operating assets and liabilities:
Accounts receivable	(11,089,756)	(4,310,119)
Advance to suppliers	28,012,573	(15,246,921)
Prepaid expenses and other current assets	(3,140,645)	1,444,248
Operating lease right-of-use assets	-	(3,115,440)
Receivables from supply chain solutions	3,411,356	32,564,078
Inventories	(18,988,807)	(17,968,203)
Accounts payable	(1,839,578)	(25,094,299)
Advance from customers	41,474,328	9,408,745
Taxes payable	754,075	(6,205,647)
Other payables	4,016,393	(735,659)
Payable to supply chain solutions	2,165,239	(19,913,058)
Operating lease liabilities	(490,946)	3,041,808
Accrued expenses and other current liabilities	567,503	340,313
Net cash (used in) provided by operating activities from continuing operations	57,224,015	(30,063,383)
Net cash (used in) operating activities of discontinued operations	-	(356,347)
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	57,224,015	(30,419,730)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(226,403)	(178,953)
Purchase of intangible asset	(43,534)	-
Cash paid for acquisitions	-	(78,944)
Purchase of long-term investment	-	(2,985,921)
Cash received on disposal of discontinued operations	-	-
Proceeds from sale of short-term investments	53,004,461	49,210,720
Proceeds from sale of Long-term investment	2,792,763	-
Proceeds from investment in debt securities	14,204,625	-
Purchase of short-term investments	(60,463,319)	(21,825,681)
Repayments from loans to third parties	471,604	-
Payments made for loans to third parties	(16,756,578)	-
Net cash provided by (used in) investing activities from continuing operations	(7,016,381)	24,141,221
Net cash (used in) investing activities from discontinued operations	-	-
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(7,016,381)	24,141,221

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	139,638	-
Repayment of short-term bank loans	(11,912)	(773,960)
Proceeds from third party loans	1,954,934	3,363,632
Repayment to related party	(8,000,000)	(1,010,517)
Repayment of third party loans	(2,252,363)	-
Proceeds from related party	-	8,049,187
Capital contribution from non-controlling interest	37,116	-
Repurchase Treasury shares	(17,514)	-
Net cash provided by (used in) financing activities from continuing operations	(8,150,101)	9,628,342
Net cash (used in) financing activities from discontinued operations	-	-
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(8,150,101)	9,628,342

EFFECT OF EXCHANGE RATE CHANGE ON CASH AND CASH EQUIVALENTS	(2,738,394)	(3,539,963)
NET (DECREASE) IN CASH AND CASH EQUIVALENTS	39,319,139	(190,130)
Add: decrease in cash and cash equivalents from discontinued operations	-	356,347
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS FROM CONTINUING OPERATIONS	39,319,139	166,217

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH-BEGINNING	67,318,573	91,627,041
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH-ENDING	$106,637,712	$91,793,258

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income taxes	$1,560,580	$8,163,616
Cash paid for interest	$11,912	$5,420

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Accrued lease liabilities	$2,781,797	$3,396,841
Issuance of shares for compensation	$-	$185,000

CASH AND CASH EQUIVALENTS FROM CONTINUING OPERATIONS ARE COMPRISED OF THE FOLLOWING:
Cash and cash equivalents	$105,994,692	$90,988,227
Restricted cash	643,020	805,031
Total cash, cash equivalents and restricted cash	$106,637,712	$91,793,258

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